UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Concordia International Corp.

(Name of Issuer)

Limited Voting Shares

(Title of Class of Securities)

20653P409

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20653P409

1	Names of reporting persons GSO Capital Solutions Fund II (Luxembourg) S.a.r.l.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Luxembourg

Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,616,657
	8	Shared voting power 0
	9	Sole dispositive power 9,616,657
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 9,616,657
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.7%
14	Type of reporting person (see instructions) OO

CUSIP No. 20653P409

1	Names of reporting persons GSO Credit Alpha Trading (Cayman) LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,946,397
	8	Shared voting power 0
	9	Sole dispositive power 3,946,397
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 3,946,397
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.1%
14	Type of reporting person (see instructions) PN

CUSIP No. 20653P409

1	Names of reporting persons GSO Churchill Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,360,347
	8	Shared voting power 0
	9	Sole dispositive power 1,360,347
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 1,360,347
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.8%
14	Type of reporting person (see instructions) PN

CUSIP No. 20653P409

1	Names of reporting persons GSO Credit-A Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,031,986
	8	Shared voting power 0
	9	Sole dispositive power 1,031,986
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 1,031,986
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.1%
14	Type of reporting person (see instructions) PN

CUSIP No. 20653P409

1	Names of reporting persons GSO Palmetto Opportunistic Investment Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,026,907
	8	Shared voting power 0
	9	Sole dispositive power 1,026,907
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 1,026,907
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.1%
14	Type of reporting person (see instructions) PN

CUSIP No. 20653P409

1	Names of reporting persons GSO Harrington Credit Alpha Fund (Cayman) L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies

Number of shares beneficially owned by each reporting person with	7	Sole voting power 444,516
	8	Shared voting power 0
	9	Sole dispositive power 444,516
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 444,516
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.9%
14	Type of reporting person (see instructions) PN

CUSIP No. 20653P409

1	Names of reporting persons GSO Capital Solutions Fund II LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies

Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,616,657
	8	Shared voting power 0
	9	Sole dispositive power 9,616,657
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 9,616,657
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.7%
14	Type of reporting person (see instructions) PN

CUSIP No. 20653P409

1	Names of reporting persons GSO Capital Solutions Associates II LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies

Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,616,657
	8	Shared voting power 0
	9	Sole dispositive power 9,616,657
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 9,616,657
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.7%
14	Type of reporting person (see instructions) PN

CUSIP No. 20653P409

1	Names of reporting persons GSO Capital Solutions Associates II (Delaware) LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 9,616,657
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 9,616,657
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.7%
14	Type of reporting person (see instructions) OO

CUSIP No. 20653P409

1	Names of reporting persons GSO Capital Solutions Associates II (Cayman) Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies

Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,616,657
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 9,616,657
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.7%
14	Type of reporting person (see instructions) OO

CUSIP No. 20653P409

1	Names of reporting persons GSO Credit Alpha Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,946,397
	8	Shared voting power 0
	9	Sole dispositive power 3,946,397
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 3,946,397
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.1%
14	Type of reporting person (see instructions) OO

CUSIP No. 20653P409

1	Names of reporting persons GSO Churchill Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,360,347
	8	Shared voting power 0
	9	Sole dispositive power 1,360,347
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 1,360,347
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.8%
14	Type of reporting person (see instructions) OO

CUSIP No. 20653P409

1	Names of reporting persons GSO Credit-A Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,031,986
	8	Shared voting power 0
	9	Sole dispositive power 1,031,986
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 1,031,986
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.1%
14	Type of reporting person (see instructions) OO

CUSIP No. 20653P409

1	Names of reporting persons GSO Palmetto Opportunistic Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,026,907
	8	Shared voting power 0
	9	Sole dispositive power 1,026,907
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 1,026,907
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.1%
14	Type of reporting person (see instructions) OO

CUSIP No. 20653P409

1	Names of reporting persons GSO Harrington Credit Alpha Associates L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 444,516
	8	Shared voting power 0
	9	Sole dispositive power 444,516
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 444,516
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.9%
14	Type of reporting person (see instructions) OO

CUSIP No. 20653P409

1	Names of reporting persons GSO Holdings I L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 17,426,810
	8	Shared voting power 0
	9	Sole dispositive power 17,426,810
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 17,426,810
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 35.7%
14	Type of reporting person (see instructions) OO

CUSIP No. 20653P409

1	Names of reporting persons Blackstone Holdings II L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 17,426,810
	8	Shared voting power 0
	9	Sole dispositive power 17,426,810
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 17,426,810
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 35.7%
14	Type of reporting person (see instructions) PN

CUSIP No. 20653P409

1	Names of reporting persons Blackstone Holdings I/II GP Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 17,426,810
	8	Shared voting power 0
	9	Sole dispositive power 17,426,810
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 17,426,810
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 35.7%
14	Type of reporting person (see instructions) CO

CUSIP No. 20653P409

1	Names of reporting persons The Blackstone Group L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 17,426,810
	8	Shared voting power 0
	9	Sole dispositive power 17,426,810
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 17,426,810
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 35.7%
14	Type of reporting person (see instructions) PN

CUSIP No. 20653P409

1	Names of reporting persons Blackstone Group Management L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 17,426,810
	8	Shared voting power 0
	9	Sole dispositive power 17,426,810
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 17,426,810
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 35.7%
14	Type of reporting person (see instructions) OO

CUSIP No. 20653P409

1	Names of reporting persons Bennett J. Goodman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,426,810
	9	Sole dispositive power 0
	10	Shared dispositive power 17,426,810

11	Aggregate amount beneficially owned by each reporting person 17,426,810
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 35.7%
14	Type of reporting person (see instructions) IN

CUSIP No. 20653P409

1	Names of reporting persons Stephen A. Schwarzman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	7	Sole voting power 17,426,810
	8	Shared voting power 0
	9	Sole dispositive power 17,426,810
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 17,426,810
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 35.7%
14	Type of reporting person (see instructions) IN

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the limited voting shares (the “Limited Voting Shares”) of Concordia International Corp., an Ontario, Canada corporation (the “Issuer” or “Concordia”), having its principal executive offices at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.

Item 2. Identity and Background.

(a) – (c) This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

•

(i) GSO Capital Solutions Fund II (Luxembourg) S.a.r.l., which is a Luxembourg limited liability company, (ii) GSO Credit Alpha Trading (Cayman) LP, which is a Cayman Islands limited partnership, (iii) GSO Churchill Partners LP, which is a Cayman Islands limited partnership, (iv) GSO Credit-A Partners LP, which is a Delaware limited partnership, (v) GSO Palmetto Opportunistic Investment Partners LP, which is a Delaware limited partnership, (vi) GSO Harrington Credit Alpha Fund (Cayman) L.P., which is a Cayman Islands limited partnership (collectively, with GSO Capital Solutions Fund II (Luxembourg) S.a.r.l., GSO Credit Alpha Trading (Cayman) LP, GSO Churchill Partners LP, GSO Credit-A Partners LP and GSO Palmetto Opportunistic Investment Partners LP, the “GSO Funds”), (vii) GSO Capital Solutions Fund II LP, which is a Cayman Islands limited partnership, (viii) GSO Capital Solutions Associates II LP, a Cayman Islands limited partnership, (ix) GSO Capital Solutions Associates II (Delaware) LLC, which is a Delaware limited liability company, (x) GSO Capital Solutions Associates II (Cayman) Ltd., which is a Cayman Islands limited company, (xi) GSO Credit Alpha Associates LLC, which is a Delaware limited liability company, (xii) GSO Churchill Associates LLC, which is a Delaware limited liability company, (xiii) GSO Credit-A Associates LLC, which is a Delaware limited liability company, (xiv) GSO Palmetto Opportunistic Associates LLC, which is a Delaware limited liability company, (xv) GSO Harrington Credit Alpha Associates L.L.C., which is a Delaware limited liability company, and (xvi) GSO Holdings I L.L.C., which is a Delaware limited liability company (collectively, with GSO Capital Solutions Fund II LP, GSO Capital Solutions Associates II LP, GSO Capital Solutions Associates II (Delaware) LLC, GSO Capital Solutions Associates II (Cayman) Ltd., GSO Credit Alpha Associates LLC, GSO Churchill Associates LLC, GSO Credit-A Associates LLC, GSO Palmetto Opportunistic Associates LLC, GSO Harrington Credit Alpha Associates L.L.C. and the GSO Funds, the “GSO Entities”);

•	Bennett J. Goodman, who is a United States citizen;

•

(i) Blackstone Holdings II L.P., which is a Delaware limited partnership, (ii) Blackstone Holdings I/II GP Inc., which is a Delaware corporation, (iii) The Blackstone Group L.P., which is a Delaware limited partnership, and (iv) Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, who is a United States citizen.

The principal business address of each of the GSO Entities and Mr. Goodman is c/o GSO Capital Partners LP, 345 Park Avenue, New York, NY 10154. The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group L.P., 345 Park Avenue, New York, NY 10154.

The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

The principal business of GSO Capital Solutions Fund II LP is performing the functions of, and serving as, the sole shareholder of GSO Capital Solutions Fund II (Luxembourg) S.a.r.l. The principal business of GSO Capital Solutions Associates II LP is performing the functions of, and serving as, the general partner of GSO Capital Solutions Fund II LP. The principal business of each of GSO Capital Solutions Associates II (Delaware) LLC and GSO Capital Solutions Associates II (Cayman) Ltd. is performing the functions of, and serving as, the general partner of GSO Capital Solutions Associates II LP. The principal business of GSO Credit Alpha Associates LLC is performing the functions of, and serving as, the general partner of GSO Credit Alpha Trading (Cayman) LP. The principal business of GSO Churchill Associates LLC is performing the functions of, and serving as, the general partner of GSO Churchill Partners LP. The principal business of GSO Credit-A Associates LLC is performing the functions of, and serving as, the general partner of GSO Credit-A Partners LP. The principal business of GSO Palmetto Opportunistic Associates LLC is performing the functions of, and serving as, the general partner of GSO Palmetto Opportunistic Investment Partners LP. The principal business of GSO Harrington Credit Alpha Associates L.L.C. is performing the functions of, and serving as, the general partner of GSO Harrington Credit Alpha Fund (Cayman) L.P.

The principal business of GSO Holdings I L.L.C. is performing the functions of, and serving as, the sole shareholder of GSO Capital Solutions Associates II (Cayman) Ltd. and the managing member (or similar position) of and member or equity holder in each of GSO Capital Solutions Associates II (Delaware) LLC, GSO Credit Alpha Associates LLC, GSO Churchill Associates LLC, GSO Credit-A Associates LLC, GSO Palmetto Opportunistic Associates LLC, GSO Harrington Credit Alpha Associates L.L.C., and other affiliated entities.

The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in GSO Holdings I L.L.C. and other affiliated entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP Inc. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Stephen A. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of Mr. Goodman is serving as an executive of GSO Holdings I L.L.C. and related entities.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for the citizenship of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 4 under “The Recapitalization Transactions” is incorporated by reference herein, as applicable.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the Limited Voting Shares reported herein for investment purposes, in connection with the Issuer’s restructuring plan (the “Plan”), designed by the Issuer to realign its capital structure and delist and deregister the Issuer’s publicly traded equity in the United States. The Reporting Persons facilitated the Plan through their entry into a support agreement in favor of the Plan, and through their investment in a private placement from the Issuer pursuant to a subscription agreement and an investor rights agreement with the Issuer and certain other parties (each as further discussed in this Item 4 and in Item 6).

The Recapitalization Transactions

The Plan was carried out through a series of recapitalization transactions (the “Recapitalization Transactions”) involving the Reporting Persons. The Recapitalization Transactions were consummated on September 6, 2018, following the satisfaction of various conditions precedent, including, among others, the requisite approval of the

Issuer’s shareholders and debtholders at meetings held on June 19, 2018 (the “Meetings”) and the grant of a final order from the Ontario Superior Court of Justice (Commercial List) approving the Plan on June 26, 2018. At the Meetings, GSO Capital Partners LP, on behalf of the GSO Funds and certain other affiliated funds, voted all of their secured debt in the Issuer in favor of the Plan, in accordance with a support agreement, dated May 1, 2018 (the “Support Agreement”). The Issuer committed under the Support Agreement to take steps to delist and deregister its common shares, no par value (“Common Shares”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Support Agreement terminated on September 6, 2018, concurrent with the Recapitalization Transactions. Pursuant to the Recapitalization Transactions:

(i)

certain secured debtholders of the Issuer received in exchange for forgiveness of such debt a lump sum of cash, cash in an amount equal to any outstanding accrued and unpaid interest, and new secured debt comprising term loans and/or notes issued;

(ii)	certain unsecured debtholders of the Issuer received in exchange for forgiveness of such debt Limited Voting Shares; and

(iii)

the Issuer amended its certificate and articles of incorporation (the “Amended Articles”) to consolidate every 300 issued and outstanding Common Shares of the Issuer, into one Common Share and to re-designate each Common Share as a Limited Voting Share, while cancelling all other equity interests in the Issuer, including all options, warrants, rights or similar instruments, for no consideration.

As part of the Recapitalization Transactions, on September 6, 2018, the Company also issued Limited Voting Shares in a private placement (the “Private Placement”) to the GSO Funds and certain other debtholders of the Issuer, pursuant to a subscription agreement, dated May 1, 2018 (the “Subscription Agreement”), between the Issuer, GSO Capital Partners LP, on behalf of the GSO Funds (collectively with GSO Capital Partners LP, the “GSO Parties”), and certain other parties thereto. In the Private Placement, in exchange for aggregate consideration of $238,573,065, or approximately $13.69 per Limited Voting Share, the GSO Funds received Limited Voting Shares in the following amounts: GSO Capital Solutions Fund II (Luxembourg) S.a.r.l. received 9,616,657 Limited Voting Shares; GSO Credit Alpha Trading (Cayman) LP received 3,946,397 Limited Voting Shares; GSO Churchill Partners LP received 1,360,347 Limited Voting Shares; GSO Credit-A Partners LP received 1,031,986 Limited Voting Shares; GSO Palmetto Opportunistic Investment Partners LP received 1,026,907 Limited Voting Shares; and GSO Harrington Credit Alpha Associates L.L.C. received 444,516 Limited Voting Shares. The GSO Funds were also issued 1,000 Class A special shares (the “Class A Shares”) for $1 per share on a pro rata basis, based on their respective Limited Voting Shares purchased in the Private Placement. The GSO Funds paid for the Limited Voting Shares and Class A Shares purchased in the Private Placement using capital calls from various investors.

Changes in the Board of the Issuer and Actions Which May Impede Acquisition of Control of the Issuer

The GSO Parties possess certain governance rights and obligations as shareholders of the Issuer under the Issuer’s Amended Articles and an investor rights agreement, dated September 6, 2018 (the “Investor Rights Agreement”), between the Issuer, GSO Capital Partners LP, on behalf of the GSO Funds, Solus Alternative Asset Management, LP, on behalf of certain Solus funds listed on Exhibit A hereto (the “Solus Funds,” and collectively with Solus Alternative Asset Management, LP, the “Solus Parties”), and the other shareholders party thereto listed on Exhibit A hereto (the “Additional IRA Parties”). In connection with such rights and obligations, the GSO Parties have certain plans relating to changes in the board of directors (the “Board”) of the Issuer and actions that may impede acquisition of control of the Issuer. For more information, see “Amended Articles and Investor Rights Agreement” under Item 6, which is incorporated by reference herein.

Other Plans or Proposals

The information in Item 6 regarding the Subscription Agreement and the Investor Rights Agreement is incorporated by reference herein, as applicable.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the Board, members of management and/or other security-holders of the Issuer or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms of the Subscription Agreement, the Amended Articles and the Investor Rights Agreement, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms of the Subscription Agreement, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Limited Voting Shares and/or other equity, debt, notes or other financial instruments related to the Issuer or the Limited Voting Shares (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms of the Subscription Agreement and the Investor Rights Agreement, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although such persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

(a) – (b) Based on information in the Issuer’s report of foreign private issuer on Form 6-K furnished to the SEC on September 7, 2018, the disclosure in this Schedule 13D is based on 48,854,257 Limited Voting Shares outstanding.

The aggregate number and percentage of the Limited Voting Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Limited Voting Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

As of the date hereof, GSO Capital Solutions Fund II (Luxembourg) S.a.r.l. directly holds 9,616,657 Limited Voting Shares, GSO Credit Alpha Trading (Cayman) LP directly holds 3,946,397 Limited Voting Shares, GSO Churchill Partners LP directly holds 1,360,347 Limited Voting Shares, GSO Credit-A Partners LP directly holds 1,031,986 Limited Voting Shares, GSO Palmetto Opportunistic Investment Partners LP directly holds 1,026,907 Limited Voting Shares and GSO Harrington Credit Alpha Associates L.L.C. directly holds 444,516 Limited Voting Shares,

GSO Capital Solutions Fund II LP is the sole shareholder of GSO Capital Solutions Fund II (Luxembourg) S.a.r.l. GSO Capital Solutions Associates II LP is the general partner of GSO Capital Solutions Fund II LP. The general partners of GSO Capital Solutions Associates II LP are GSO Capital Solutions Associates II (Delaware) LLC and

GSO Capital Solutions Associates II (Cayman) Ltd. GSO Credit Alpha Associates LLC is the general partner of GSO Credit Alpha Trading (Cayman) LP. GSO Churchill Associates LLC is the general partner of GSO Churchill Partners LP. GSO Credit-A Associates LLC is the general partner of GSO Credit-A Partners LP. GSO Palmetto Opportunistic Associates LLC is the general partner of GSO Palmetto Opportunistic Investment Partners LP. GSO Harrington Credit Alpha Associates L.L.C. is the general partner of GSO Harrington Credit Alpha Fund (Cayman) L.P.

GSO Holdings I L.L.C. is the sole shareholder of GSO Capital Solutions Associates II (Cayman) Ltd. and the managing member of each of GSO Capital Solutions Associates II (Delaware) LLC, GSO Credit Alpha Associates LLC, GSO Churchill Associates LLC, GSO Credit-A Associates LLC, GSO Palmetto Opportunistic Associates LLC and GSO Harrington Credit Alpha Associates L.L.C.

Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by the GSO Funds. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings II L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. In addition, Bennett J. Goodman may be deemed to have shared voting power and/or investment power with respect to the securities held by the GSO Funds.

Each such Reporting Person may be deemed to beneficially own the Limited Voting Shares beneficially owned by the GSO Funds directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Limited Voting Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Limited Voting Shares.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein, as applicable.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in Limited Voting Shares or Common Shares during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 4 is incorporated by reference herein, as applicable.

Subscription Agreement

Except as otherwise provided in the Subscription Agreement, the 17,426,810 Limited Voting Shares subject to the Subscription Agreement may not be transferred, other than to other parties to the Subscription Agreement or the Support Agreement, during a lock-up period of six months beginning September 6, 2018, subject to certain exceptions.

Amended Articles and Investor Rights Agreement

Class A Shares

Pursuant to the Amended Articles, the Class A Shares carry no economic rights and do not include voting rights, other than certain board appointment rights set forth under “—Board Appointment Rights” below. Any Class A Share transferred to a third party other than any of the GSO Parties and their affiliates (collectively with the GSO Parties, the “GSO Affiliates”) will automatically convert into a Class C special share, which will then be promptly redeemed for $1 per share. The Class A Shares of the GSO Funds are redeemable upon the earlier of the dates when (i) the GSO Affiliates cease to collectively beneficially own at least 12.5% of the Limited Voting Shares and (ii) the Issuer receives written demand by such holder of the Class A Shares.

Board Appointment Rights

Pursuant to the Amended Articles, due to their Class A Share ownership, for so long as the GSO Affiliates collectively beneficially own at least 24.9% of the Limited Voting Shares, the GSO Parties are entitled to appoint two directors to the Issuer’s Board. For so long as the GSO Affiliates collectively beneficially own at least 12.5% of the Limited Voting Shares but less than 24.9% of the Limited Voting Shares, the GSO Parties are entitled to appoint one director to the Issuer’s Board.

Prior to the consummation of the Recapitalization Transactions, in accordance with the Amended Articles and the Investor Rights Agreement, the GSO Parties appointed Florian Hager, a principal at GSO Capital Partners LP, as a director to the Issuer’s Board. Under the Investor Rights Agreement, the GSO Parties are entitled to appoint a second director appointee only after the earlier of (i) the date when a third independent director on the Board is appointed (following the earlier appointment of two independent directors on the Board), and (ii) September 6, 2019.

Under the Investor Rights Agreement, for the 18-month period following September 6, 2018, the nomination of one of the replacement independent directors must receive the approval of a majority of a nominating committee (the “Nominating Committee”) composed of each shareholder party to the Investor Rights Agreement beneficially owning more than 7.5% of the Limited Voting Shares from time to time, and the nomination of all other replacement independent directors must receive the approval of a majority of the Nominating Committee and at least one of the GSO Parties, as a whole, or Solus Parties, as a whole. Following the initial 18-month period, each replacement independent director shall be nominated by the Board.

The GSO Parties intend to exercise their director appointment rights going forward pursuant to the Amended Articles.

Board Observer Rights

Under the Investor Rights Agreement, for the 15-month period following September 6, 2018, the GSO Parties have the right to appoint an observer to attend all Board and Board committee meetings in a non-voting capacity. The GSO Parties have not appointed a Board observer and may determine to do so in the future.

Board Removal Rights and Board Resignation

Pursuant to the Amended Articles, the GSO Parties may, subject to applicable law, remove any of their director appointees at any time. Where the GSO Parties lose the right to appoint a director, a director previously appointed by the GSO Parties must promptly resign from the Board and any replacement director will be considered an independent director.

Exit Event

Pursuant to the Investor Rights Agreement, subject to the prior consent of the GSO Parties and the Solus Parties (when the GSO Affiliates beneficially own at least 12.5% of the Limited Voting Shares and the Solus Affiliates beneficially own at least 12.5% of the Limited Voting Shares), the shareholders party to the Investor Rights Agreement collectively beneficially owning at least 33 1⁄3% of the Limited Voting Shares may request that the Issuer’s Board form a committee (the “Exit Event Committee”) to explore the following exit events (each, an “Exit Event”):

(i) a sale of a majority of the Limited Voting Shares or a merger, amalgamation, arrangement or other business combination, in each case resulting in a change of control of the Issuer; or

(ii) the sale of all or substantially all of the assets of the Issuer and its subsidiaries.

The Exit Event Committee, to the extent formed, will be comprised of the directors appointed by the GSO Parties and the Solus Parties (provided that each of the GSO Affiliates and the Solus Affiliates collectively beneficially owns at least 12.5% of the Limited Voting Shares) and two of the independent directors on the Issuer’s Board. Pursuant to the Amended Articles, an Exit Event may occur without any further action of the shareholders of the Issuer if, among other things:

(i) such Exit Event has been approved by a majority of the Board, including at least one independent director; and

(ii) the holders of at least a majority of the Limited Voting Shares have consented in writing or have voted in favor of such Exit Event at a shareholder meeting.

Veto Rights

Subject to the terms of the Investor Rights Agreement, (i) the GSO Parties and the Solus Parties may jointly veto certain transactions, provided that the GSO Affiliates and Solus Affiliates collectively beneficially own at least 30% of the Limited Voting Shares, and (ii) the GSO Parties may unilaterally veto certain transactions, provided that the GSO Affiliates collectively beneficially own at least 30% of the Limited Voting Shares and the Solus Affiliates collectively beneficially own less than 12.5% of the Limited Voting Shares (provided that if another party to the Investor Rights Agreement beneficially owns at least 12.5% of the Limited Voting Shares, the veto right can only be exercised jointly with such party).

The veto rights relate to (i) the incurrence of debt by the Issuer or any of its subsidiaries in excess of $100 million (other than under the Issuer’s $250 million revolving facility), (ii) the settlement or appeal of any material claim against the Issuer or any of its subsidiaries and (iii) acquisitions, divestitures or mergers involving the Issuer or any of its subsidiaries in excess of $100 million (other than an Exit Event). The GSO Parties may also veto any transaction that could reasonably be expected to give rise to a material tax liability for them.

Voting Agreement

Under the Investor Rights Agreement, the GSO Parties, the Additional IRA Parties and any future parties to the Investor Rights Agreement will be required to vote in favor of the election of any second director appointed by the Solus Parties, which the Solus Parties will be entitled to appoint if the Solus Parties and their affiliates (collectively with the Solus Parties, the “Solus Affiliates”) collectively beneficially own at least 24.9% of the Limited Voting Shares. The Solus Parties have already appointed a first director pursuant to the Class B special shares owned by the Solus Funds, under the Amended Articles.

As such, to the extent that the Solus Affiliates collectively beneficially own at least 24.9% of the Limited Voting Shares, each of the Reporting Persons may be deemed a member of a Section 13(d) group with the Solus Funds, the Additional IRA Parties and any future parties to the Investor Rights Agreement.

Other Governance Rights

The Investor Rights Agreement provides the shareholders party to it, including the GSO Parties, with various additional rights, including, among others, (i) information rights, (ii) customary preemptive rights, subject to customary exceptions, (iii) the Issuer’s agreement not to delist from the Toronto Stock Exchange prior to September 6, 2020 unless at least 60% of the holders of the Limited Voting Shares vote in favor, (iv) certain restrictions on related party transactions and (v) customary tag-along rights on sales of 25% or more of the Issuer’s shares to an unaffiliated third party (subject to certain exceptions).

Registration Rights

Shareholders party to the Investor Rights Agreement collectively holding at least 7.5% of the Limited Voting Shares are entitled to customary demand registration rights in respect of a specified number of publicly registered, marketed, underwritten offerings in Canada. Any shareholder to the Investor Rights Agreement beneficially owning (collectively with its affiliates) at least 5% of the Limited Voting Shares is entitled to customary piggyback registration rights, subject to customary restrictions, for offerings in Canada.

The above descriptions of the Support Agreement, the Subscription Agreement, the Investor Rights Agreement and the Amended Articles do not purport to be complete and are qualified in their entirety by reference to such agreements and the Amended Articles, copies of which are filed as Exhibits D, E, F and G respectively, to this Schedule 13D and which are incorporated by reference herein.

GSO Affiliates

Any GSO Affiliates owning Class A Shares will be deemed to have the same rights and obligations as the GSO Parties under the Amended Articles and the Investor Rights Agreement.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	List of Solus Funds and Additional IRA Parties (filed herewith).

Exhibit B	Joint Filing Agreement, dated September 17, 2018, among the Reporting Persons (filed herewith).

Exhibit C	Power of Attorney, dated June 8, 2010, granted by Bennett J. Goodman in favor of Marisa Beeney (filed herewith).

Exhibit D	Support Agreement, dated May 1, 2018, between the Issuer, GSO Capital Partners LP, on behalf of the affiliated funds named therein, and certain other parties thereto (incorporated by reference to Exhibit 99.3 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on May 2, 2018).

Exhibit E	Subscription Agreement, dated May 1, 2018, between the Issuer, GSO Capital Partners LP, on behalf of the affiliated funds named therein, and certain other parties thereto (incorporated by reference to Exhibit 99.4 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on May 2, 2018).

Exhibit F	Investor Rights Agreement, dated September 6, 2018, between the Issuer, GSO Capital Partners, LP, on behalf of the affiliated funds named therein, and certain other parties thereto (incorporated by reference to Exhibit 99.3 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on September 14, 2018).

Exhibit G	Certificate and Articles of Incorporation of the Issuer, as amended (incorporated by reference to Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on September 14, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2018

GSO CAPITAL SOLUTIONS FUND II (LUXEMBOURG) S.A.R.L.
By:	GSO Capital Solutions Fund II LP, its sole shareholder

By:	GSO Capital Solutions Associates II LP, its general partner

By:	GSO Capital Solutions Associates II (Delaware) LLC, its general partner

By:	GSO Holdings I L.L.C., its managing member

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CREDIT ALPHA TRADING (CAYMAN) LP
By:	GSO Credit Alpha Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CHURCHILL PARTNERS LP
By:	GSO Churchill Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CREDIT-A PARTNERS LP
By:	GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Schedule 13D – Concordia International Corp.]

GSO PALMETTO OPPORTUNISTIC INVESTMENT PARTNERS LP
By:	GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO HARRINGTON CREDIT ALPHA FUND (CAYMAN) L.P.
By:	GSO Harrington Credit Alpha Associates L.L.C., its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CAPITAL SOLUTIONS FUND II LP
By:	GSO Capital Solutions Associates II LP, its general partner

By:	GSO Capital Solutions Associates II (Delaware) LLC, its general partner

By:	GSO Holdings I L.L.C., its managing member

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CAPITAL SOLUTIONS ASSOCIATES II LP
By:	GSO Capital Solutions Associates II (Delaware) LLC, its general partner

By:	GSO Holdings I L.L.C., its managing member

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CAPITAL SOLUTIONS ASSOCIATES II (DELAWARE) LLC
By:	GSO Holdings I L.L.C., its managing member

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CAPITAL SOLUTIONS ASSOCIATES II (CAYMAN) LTD.
By:	GSO Holdings I L.L.C., a shareholder

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Schedule 13D – Concordia International Corp.]

GSO CREDIT ALPHA ASSOCIATES LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CHURCHILL ASSOCIATES LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CREDIT-A ASSOCIATES LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO PALMETTO OPPORTUNISTIC ASSOCIATES LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO HARRINGTON CREDIT ALPHA ASSOCIATES L.L.C.

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO HOLDINGS I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS II L.P.
By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

[Schedule 13D – Concordia International Corp.]

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BENNETT J. GOODMAN

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman
By:	Stephen A. Schwarzman

[Schedule 13D – Concordia International Corp.]